

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2022

Ronald Lloyd
President and Chief Executive Officer
Aziyo Biologics, Inc.
12510 Prosperity Drive, Suite 370
Silver Spring, MD 20904

      Re: Aziyo Biologics, Inc.
          Registration Statement on Form S-3
          Filed January 21, 2022
          File No. 333-262295

Dear Mr. Lloyd :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Wesley C. Holmes, Esq.